Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268616

PROSPECTUS SUPPLEMENT NO. 36

(to Prospectus dated May 4, 2024)

MSP RECOVERY, INC.

225,524 Shares of Class A Common Stock

This prospectus supplement no. 36 amends and supplements the prospectus dated May 4, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-268616). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 225,524 shares of our Class A Common Stock, par value $0.0001 per share, held by the Selling Securityholders (the “Total Resale Shares”), including up to 106,667 shares of our Class A Common Stock issuable upon exercise of the Class A Common Stock Underlying Warrant (the “CPIA Warrant”) pursuant to an Amendment to the Claim Proceeds Investment Agreement (the “Amendment”) and a Warrant Agreement (the “Warrant Agreement”) with Brickell Key Investments LP (the “CPIA Holder”). As the exercise price of the CPIA Warrant is only $0.0625 per share, should the CPIA Holder exercise the CPIA Warrant, we would only receive nominal proceeds therefrom.

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On August 28, 2025, the closing price of Common Stock was $0.47 per share, the closing price of our Public Warrants was $0.0187 per warrant and the closing price of our New Warrants was $0.0022 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 36 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 29, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 29, 2025

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	MSPR	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	MSPRW	Nasdaq Capital Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	MSPRZ	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On August 29, 2025, MSP Recovery, Inc. (the “Company”), together with Subrogation Holdings, LLC and certain other subsidiaries and affiliates (collectively, the “Co-Borrowers”), entered into a term sheet (the “Term Sheet”) with one or more entities managed or advised by, or affiliated with an Investor with whom the Company has signed a non-disclosure agreement (the “Lender”). While the Term Sheet is generally non-binding and subject to the negotiation and execution of definitive documentation, it contains binding provisions relating to exclusivity, confidentiality, governing law, venue, and certain obligations with respect to healthcare claims assignments.

The Term Sheet provides for a potential first lien secured delayed draw term loan facility (the “Facility”) in an aggregate principal amount of up to $55.0 million, consisting of:

•
Tranche A Loans: up to $10.0 million, of which $5.0 million is expected to be funded at closing, and up to $5.0 million may be advanced at the Lender’s sole and absolute discretion prior to satisfaction of a specified contingency.
•
Tranche B Loan: up to $45.0 million, available after the closing date, subject to the same contingency and the Lender’s sole and absolute discretion.

The Facility would mature 36 months following closing, subject to two potential one-year extensions at the discretion of Lender. The obligations of the Co-Borrowers would be secured by a first-priority security interest in substantially all of their assets, subject to inter-creditor arrangements with existing creditors.

In connection with advances under the Facility, the Company would issue to the Lender warrants to purchase shares of the Company’s Class A common stock equal to specified percentages of the Company’s fully diluted equity, with an exercise price of $0.01 per share and a term of ten years. The warrant coverage ranges from 3.0% per $1.0 million drawn under the initial portion of Tranche A to 0.35% per $1.0 million drawn under later portions of Tranche B, for a maximum potential coverage of approximately 46.0% on a fully diluted basis if the Facility is fully drawn.

Additionally, Lender is committed to pursuing acquisition of additional assignor claim rights and working with the Company to expand its portfolio of assigned claims or provide the Company with servicing rights to claims acquired by Lender.

The Term Sheet further contemplates customary fees, budgets, financial reporting requirements, oversight, and approval rights for the Lender, the potential appointment of a Chief Restructuring Officer, and a voting trust arrangement for certain existing shareholders.

Certain extensions of credit and warrant issuances may be subject to shareholder approval under applicable Nasdaq rules.

The Term Sheet does not obligate the parties to consummate the Facility, and any financing will be subject to completion of due diligence, negotiation, and execution of definitive loan agreements, and other customary closing conditions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “agree,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements involve risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Current Report, the Company cautions that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements in this Current Report include, but are not limited to, statements regarding the proposed financing transaction described in the Term Sheet, including the potential availability of borrowings thereunder, the Company’s expectations with respect to the use of proceeds, the issuance of warrants, and the anticipated impact of the transaction on the Company’s capital structure and operations. These forward-looking statements are based on management’s current beliefs, expectations, and assumptions, and are subject to risks and uncertainties. These risks and uncertainties include, among other things: the parties may not negotiate or execute definitive agreements on the terms contemplated by the Term Sheet or at all; the closing of any financing remains subject to completion of due diligence, internal approvals, and the satisfaction of other customary conditions; shareholder approval may not be obtained; even if consummated, the financing may not provide the anticipated benefits to the Company; and other risks and uncertainties described in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2025, and subsequent Quarterly Reports on Form 10-Q, and other factors detailed from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to revise or update publicly any forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: August 29, 2025

	By:	/s/ John H. Ruiz
	Name:	John H. Ruiz
	Title:	Chief Executive Officer